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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           CHAMPIONLYTE HOLDINGS, INC.
                                  COMMON STOCK

                                   158702 10 0
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                 JANUARY 8, 1999
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)















If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

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(1) Names of  Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of Above
Persons (entities only):

         MARK STREISFELD

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:    United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power:     1,690,291

(8) Shared Voting Power: 0

(9) Sole Dispositive Power:         1,690,291

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,690,291

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 12.52% (as of the filing date)

(14) Type of Reporting Person: IN


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ITEM 1. SECURITY AND ISSUER.

Championlyte Holdings, Inc.
Common Stock, $.001 par value
2999 NE 191st Street, Penthouse 2
North Miami Beach, Florida 33180

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:            Mark Streisfeld

(b)      Address:         7785 Travelers Tree Drive
                          Boca Raton, Florida 33433

(c)      Employee and former officer.

(d)      None.

(e)      None.

(f)      Citizenship. United States


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Mark Streisfeld, acquired the shares of Issuer in January 1999 pursuant to an agreement with the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was part of the purchase by the Company of the Olde Fashioned Syrup Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Mark Streisfeld acquired 1,690,291 of the issued and outstanding common shares of the Issuer in January 1999. Currently, such amount represented 12.5% of the total issued and outstanding common shares of the Issuer.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 13, 2003                         Signature:    /s/ Mark Streisfeld
                                                          ---------------------
                                                          MARK STREISFELD


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